UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated August 1, 2006
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
·     Press Release dated July 5, 2006.
·     Press Release dated July 10, 2006.
·     Press Release dated July 20, 2006.
·     Press Release dated July 25, 2006.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: August 1, 2006	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge receives shipper commitments for US$920 million Southern Lights diluent pipeline
CALGARY, Alberta, July 5, 2006 — Enbridge Inc. (TSX/NYSE: ENB) announced today that it has received commitments exceeding the planned 180,000 barrel-per-day capacity of its Southern Lights diluent pipeline through the Open Season, which was announced on May 30, 2006. Committed shippers will be prorated to an aggregate maximum of 162,000 barrels per day to retain a portion of the capacity for spot shippers.
A number of the commitments included variations from the standard form of the commitment documents, which variations are acceptable to Enbridge. Enbridge will post an amended set of documents incorporating the variations, and has extended the Open Season until July 14, 2006 at noon MDT. The Open Season was scheduled to close June 30, 2006 at 5 p.m. MDT.
The Southern Lights Pipeline will involve a combination of new construction and utilization of existing facilities. These changes will increase the light crude system capacity by approximately 45,000 barrels per day and modestly reduce all crude oil tolls. Enbridge will seek support from crude oil shippers for the regulatory applications, which will be required to obtain approval for the reconfiguration of the crude oil mainline system.
The Southern Lights Pipeline responds to interest from a number of shippers to increase the availability of diluent in Western Canada. Diluent is required to transport heavy oil and bitumen being produced in increasing volumes in Alberta. Assuming on-time completion of most major oil sands projects publicly announced to date, Enbridge forecasts that the demand for imported diluent could reach 300,000 barrels per day by early in the next decade. The combination of Enbridge’s 150,000 barrel-per-day Gateway Condensate Import Pipeline along with Southern Lights will meet this need. Light hydrocarbon streams suitable for diluent purposes are becoming increasingly scarce in Alberta, but are relatively plentiful in the Pacific Basin and the U.S. Midwest.

1

Major elements of the Southern Lights Pipeline project include a diluent line from Chicago to Edmonton, achieved by:
•	Constructing 1085 kilometres (674 miles) of 16 or 20-inch pipe from the Chicago area to Clearbrook, Minnesota. Approximately 711 kilometres (442 miles) of this construction utilizes the same right-of-way as Enbridge’s Southern Access expansion between Flanagan, Illinois (just west of Chicago) and Superior, Wisconsin. The pipeline between Superior, Wisconsin and Clearbrook, Minnesota will follow Enbridge’s existing right-of-way.

•	Reversing the flow of Enbridge’s Line 13 from Clearbrook to Edmonton.
Additionally, Enbridge plans to construct a new 20 or 24-inch pipeline to transport 185,000 barrels per day of light sour crude oil from Cromer, Manitoba to Clearbrook, and expand its existing Line 2. The result of these changes to the existing crude oil system is to increase light crude system capacity by 45,000 barrels per day from Edmonton to the U.S. Midwest. Southern Lights Pipeline will also share in the operating cost of the system between Edmonton and the U.S. Midwest. This sharing is expected to modestly reduce tolls on Enbridge’s mainline system.
The preliminary estimated cost of the Southern Lights project is US$920 million (2006 dollars) and it is anticipated to be in service in 2009, coinciding with the completion of the Southern Access project.
A final decision to proceed with the pipeline project will require support from crude oil shippers, as well as successful completion of engineering, environmental permitting, public consultation and regulatory approvals. The project will also require approval of the Board of Directors of Enbridge Energy Partners (EEP) for an exchange of the 250-kilometre (156-mile) section of Line 13 owned by the Partnership for the same-length U.S. section of the new light sour line to be constructed as part of the project. EEP is expected to also benefit from increased heavy crude shipments, which will be facilitated by the diluent line.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services to 1.8 million customers in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,600 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

2

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Enbridge Contacts:

Media	Investment Community
Glenn Herchak (403) 266-7906	Bob Rahn (403) 231-7398
glenn.herchak@enbridge.com	bob.rahn@enbridge.com

3

NEWS RELEASE
Enbridge Inc. to webcast 2006 second quarter financial results conference call
CALGARY, Alberta, July 10, 2006 — Enbridge Inc. will host a webcast conference call to discuss its 2006 second quarter financial results as follows:

Event:	Enbridge Inc. 2006 Second Quarter Financial Results Conference Call

Date:	Wednesday, August 2, 2006

Time:	9:30 a.m. EDT / 7:30 a.m. MDT
Within North America, the toll-free call in number is 1-866-578-5784. Interested parties outside North America can call in to +617-213-8056. The access code is 47924483. To register for the webcast, interested parties are invited to visit www.enbridge.com/investor and follow the webcast registration link under Investor News. A webcast replay will be available approximately two hours after conclusion of the event and a transcript will be posted to the website within approximately 24 hours.
The webcast replay will be available at toll-free 1-888-286-8010 or +617-801-6888. The access code for the replay is 32632815.
The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.
Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.
For further information, contact:
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804
Investor Web Site
www.enbridge.com/investor

NEWS RELEASE
Enbridge Gas Distribution Inc. Reaches Settlement in Garland Late Payment Penalty Class Proceeding
$9 million to be Donated to Winter Warmth Fund Operated by United Way
Toronto, July 20, 2006 — Enbridge Gas Distribution Inc., a wholly owned subsidiary of Enbridge Inc., announced today that it has entered into a settlement agreement in a proposed class proceeding related to late payment penalties charged in the past by Enbridge Gas Distribution.
If the settlement agreement is approved by the Ontario Superior Court of Justice, Enbridge Gas Distribution will donate $9 million to the Winter Warmth Fund prior to the end of January 2007. Initially launched by Enbridge Gas Distribution, Toronto Hydro and the United Way in 2004, other Ontario natural gas and electric utilities have since joined the Winter Warmth Fund. The Winter Warmth Fund provides eligible low-income customers of participating utilities with financial assistance for the payment of their natural gas and electricity bills. The settlement will also require Enbridge Gas Distribution to make payments of approximately $10.2 million to class counsel on account of the plaintiff’s legal fees and expenses and a payment to the Class Proceedings Fund, operated by the Law Foundation of Ontario, of approximately $2 million. The total amount to be paid by Enbridge Gas Distribution in connection with the settlement is $21.2 million. Enbridge Gas Distribution’s agreement to settle the matter on this basis does not constitute any admission of liability on its part.
Enbridge Gas Distribution believes that the amounts to be donated to the Winter Warmth Fund will create a lasting legacy of valuable assistance to Enbridge Gas Distribution’s most vulnerable low-income customers for many years to come.
In order to implement the proposed settlement, counsel for the plaintiff will bring a motion in the Ontario Superior Court of Justice (the “Court”) for approval of the settlement, at which the proposed settlement will be considered. Enbridge Gas Distribution expects the motion to be heard by the Court in mid-August 2006. If approved by the Court, the settlement will be implemented on the basis described in this release. If the Court does not approve the settlement, the settlement agreement will become null and void, the proposed payments will not be made by Enbridge Gas Distribution and the litigation will likely continue.
Late payment penalty revenues are included in Enbridge Gas Distribution’s estimate of revenues for the year and therefore accrue to the benefit of all customers, reducing the cost of providing distribution services. The Ontario Energy Board (“OEB”) approves these estimates and resulting rates each year. Enbridge Gas Distribution intends to apply to the OEB for recovery of the proposed payments resulting from the settlement of this action.

Background:
On April 22, 2004, the Supreme Court of Canada released its decision in a case commenced against Enbridge Gas Distribution by a customer (Gordon Garland) with respect to late payment penalties. The Supreme Court of Canada determined that Enbridge Gas Distribution would be required to repay a portion of amounts paid to it as late payment penalties from April 1994. The total amount of late payment penalties billed between April 1994 and February 2002 (when Enbridge Gas Distribution’s late payment penalty was revised) was approximately $74 million.
On February 1, 2002, Enbridge Gas Distribution changed its late payment penalty from a one-time five per cent charge to a one-time two per cent charge on current gas charges. These charges were made pursuant to rate orders issued by the OEB. Based on further direction from the OEB, Enbridge Gas Distribution’s late payment penalty was changed again in October 2005 to a monthly time-based late payment penalty of 1.5 per cent of the outstanding balance on a customer’s account.
Enbridge Gas Distribution has an almost 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based company that is leader in energy transportation and distribution in North America and internationally. Enbridge provides distribution services to 1.8 million customers in the provinces of Ontario, Quebec and New Brunswick, and in New York State. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Contacts:

Enbridge
Media	Investment Community
Lisa McCarney-Warus	Bob Rahn
(416) 495-5662	(403) 231-7398
E-mail: lisa.mccarney@enbridge.com	E-mail: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge to construct US$350 million Southern Access Extension
CALGARY, Alberta — July 25, 2006 — Enbridge Inc. (TSX/NYSE:ENB) today announced that it is proceeding, with the formal support of its shippers and the Canadian Association of Petroleum Producers (CAPP), to immediately commence implementation of its US$350 million Southern Access Extension Pipeline Project. The new pipeline will extend the Enbridge crude oil mainline from Flanagan, Illinois (just west of Chicago) south to the hub at Patoka, Illinois. Construction of the line remains subject to regulatory, permitting and board approvals.
The Extension will consist of 286 kilometres of 36-inch diameter pipe with an initial capacity of 400,000 barrels per day (bpd), expandable at low cost to 800,000 bpd through the addition of further pumping power. The new line is targeted to come into service as early in 2009 as possible. Tolls for service from Flanagan to Patoka will reflect a distance-based roll-in with the U.S. mainline system, owned by Enbridge Energy Partners, L.P. (NYSE:EEP), for all barrels which originate on the mainline.
Patrick D. Daniel, President and Chief Executive Officer of Enbridge said, “The Southern Access Extension fills in another piece of the new market access plan we have been developing for several years to accommodate growth in oil sands production. The Extension has been sized to provide ample capacity for Canadian crude to access the Patoka hub, from which it can move to a variety of markets such as Wood River, the U.S. Gulf Coast and Eastern PADD II. It will create value for Canadian producers, who will be able to reach an expanded array of markets at low cost; and for U.S. refiners, who will gain enhanced access to secure and growing volumes of Canadian crude oil. The Southern Access Extension complements the Southern Access Expansion program currently under development by Enbridge and EEP.”
ABOUT ENBRIDGE INC.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.

ABOUT ENBRIDGE ENERGY PARTNERS
Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the U.S. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers in the U.S. Midwest account for approximately 10 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 percent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver more than 2 billion cubic feet of natural gas daily. Enbridge Energy Management, L.L.C. (NYSE:EEQ) (www.enbridgemanagement.com) manages the business and affairs of the Partnership and its principal asset is an approximate 18 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. is the general partner and holds an approximate 11 percent interest in the Partnership.
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
CONTACTS:

Enbridge Inc.

Investor Relations:	Media:
Bob Rahn	Glenn Herchak
(403) 231-7398	(403) 266-7906
Email: bob.rahn@enbridge.com	Email: glenn.herchak@enbridge.com

Enbridge Energy Partners

Investor Relations:	Media:
Tracy Barker	Denise Hamsher
(866) EEP INFO or (866) 337-4636	(713) 821-2089
E-mail: eep@enbridge.com	E-mail: usmedia@enbridge.com